

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 28, 2024

Angel Orrantia
Chief Executive Officer
Four Leaf Acquisition Corporation
4546 El Camino Real B10 #715
Los Altos, CA 94022

> **Re: Four Leaf Acquisition Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 20, 2024**
> **File No. 001-41646**

Dear Angel Orrantia:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Conrad Adkins, Esq.